Catalyst Paper Corporation
2nd Floor - Lysander Lane
Richmond, British Columbia
Canada V7B 1C3

News Release

April 26, 2010

Catalyst Paper to appeal tax ruling to Supreme Court of Canada

Richmond, (BC) – Catalyst Paper will seek leave to appeal to the Supreme Court of Canada, following dismissal of its appeal concerning the North Cowichan 2009 tax bylaw by the Court of Appeal for British Columbia. In its April 22nd decision, the Appeal Court declined to strike down the tax bylaw while calling the “extreme imbalance” perpetuated by the District of North Cowichan a political problem requiring a policy decision by elected officials.

While keeping its legal avenues open, Catalyst has also been working with others to demonstrate broad-based support for interim relief and a long-term, made-in-BC solution outside of the courts. In the February 2010 Throne Speech, Premier Campbell announced a joint committee on municipal property tax reform and the committee is expected to table its recommendations this fall.

“We were encouraged by the Premier’s leadership on this matter,” said Mr. Garneau, “and the Appeal Court decision now makes it even more critical that the joint committee does its work, does it well, and does it quickly.”

In the meantime, the City of Powell River and Catalyst have signed an agreement in principle that would reduce the Class 4 property taxes paid by the mill while assisting the City in reducing significantly its capital expenditures for future municipal service infrastructure.

“The competition for business and markets is fierce and other jurisdictions are actively encouraging businesses here to abandon their existing BC communities and set up shop outside this province, even outside Canada,” said Mr. Garneau. “Powell River city council clearly understands that survival is about everyone working together to reduce taxes and costs in order to keep existing jobs and create new ones in this post-recession global economy. The days are gone when municipalities could set tax rates that ignored competitive reality and not pay a steep community price.”

Catalyst Paper manufactures diverse specialty mechanical printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With six facilities located in British Columbia and Arizona, Catalyst has a combined annual production capacity of 2.5 million tonnes. The company is headquartered in Richmond, British Columbia, Canada and its common shares trade on the Toronto Stock Exchange under the symbol CTL. Catalyst is listed on the Jantzi Social Index® and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

For more information:

Lyn Brown
Vice-President, Corporate Relations
604-247-4713